Filed by UBS Group AG and

UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

To:

From: Benefit Express

Subject: Important Information for 401(k) Plan Participants Regarding the UBS Exchange Offer and Blackout Period for the UBS Stock Fund

Date: October 8, 2014

Dear 401(k) Plan Participant,

As you may know, UBS AG has announced a share-for-share exchange offer (the “Exchange Offer”) whereby existing UBS AG ordinary shares (the “UBS Shares”) may be exchanged for shares of a new listed holding company, UBS Group AG. It is intended that UBS Group AG shares will be listed and admitted to trading on the SIX Swiss Exchange and the New York Stock Exchange in the same manner as current UBS Shares.

The Exchange Offer applies to all outstanding UBS Shares, including UBS Shares held by your 401(k) plan in its UBS stock fund. The Exchange Offer Notice (the “Notice”) provides important information regarding the Exchange Offer as it relates to any UBS Shares held in your 401(k) plan account. Please read the Notice carefully and please note that the Notice is for informational purposes only and that no action is required or permitted by plan participants with respect to the decision as to whether to accept or reject the Exchange Offer.

In addition, the Blackout Notice provides important information regarding the blackout period that will apply to the UBS stock fund in your 401(k) plan. During the blackout period, you will temporarily be unable to direct or diversify investments in the UBS stock fund or obtain a distribution or a loan from the portion of your account balance that is invested in the UBS stock fund. The blackout period is expected to begin at 4:00 pm New York City time on Friday, November 7, 2014 and end on or about November 19, 2014 (but these dates may change depending on when the exchange offer expires). Please read the Blackout Notice carefully and take any action with respect to your 401(k) plan account that you deem appropriate.

For more information regarding the Exchange Offer, you may request a copy of the prospectus by contacting Georgeson (the U.S. information agent) at +1 (888) 613-9817, or UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attn: Liability Management Group, +1 (203)719-4210 (collect), +1 (888)719-4210 (toll free). The prospectus filed with the SEC is also available on the Plan’s website, at Your Benefits ResourcesTM, via the UBS intranet by typing goto/usbenefits or from home via the internet at http://resources.hewitt.com/ubs or by calling Benefit’s ExpressTM at +1-888-251-2500. Representatives are available 9:00a.m. – 7:00p.m. ET, Monday through Friday.

Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States, as well as in certain member states of the European Economic Area (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a preliminary offer to exchange/prospectus. UBS AG and UBS Group may file with the SEC additional materials relevant to the exchange offer, including the filing by UBS Group of a final offer to exchange/prospectus. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (“EEA”) should not subscribe for or purchase any transferable securities referred to in this document in the initial offer period except on the basis of information contained in the prospectus approved by the Central Bank of Ireland (the “EU Prospectus”) and published in connection with the public offering of shares of UBS Group AG in the initial offer period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. A copy of the EU Prospectus in the English language is available at www.ubs.com/exchangeoffer.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the initial offer period pursuant to the exchange offer in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU Prospectus (from the time the EU Prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.